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Ernst & Young Associates LLP
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Sector 44, Gurugram - 122 003 Haryana,
India

Tel: +91124 443 00
ey.com/en_in

June 20, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read the Report on Form 6-K dated June 20, 2024, of Yatra Online, Inc. and are in agreement with the statements contained in the paragraph 4 to paragraph 6 of Page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young Associates LLP